CARVYKTI™ [ciltacabtagene autoleucel]

Cilta-cel Clinical Studies

BCMA-directed autologous therapy

Phase	Study	Indication	Details	NCT
PHASE 1	LEGEND-2†	RRMM		NCT03090659
PHASE 2	CARTIFAN-1*	RRMM		NCT03758417
PHASE 2	CARTITUDE-1*	RRMM		NCT03548207
PHASE 2	CARTITUDE-2*	MM		NCT04133636
PHASE 3	CARTITUDE-4*	RRMM	*1-3 Prior Lines*	NCT04181827
PHASE 3	CARTITUDE-5*	NDMM	*Transplant Not Intended*	NCT04923893
PHASE 3	CARTITUDE-6*	NDMM	*Transplant Eligible*	NCT05257083

Johnson&Johnson

Global | US | China

Additional Pipeline Assets

Autologous Therapies

Phase	Indication	Target	NCT
PRECLINICAL	NSCLC	(GPC3)	
PHASE 1	COLORECTAL†	(GCC)	NCT06197178
PHASE 1	HCC†	(GPC3)	NCT05352542
PHASE 1	NHL† /ALL†	(CD19 X CD20 X CD22)†	NCT05318963, NCT05292898
PHASE 1	SCLC‡#	(DLL3)	NCT05680922 (NOVARTIS)
PHASE 1	GASTRIC & ESOPHAGEAL & PANCREATIC‡	(CLAUDIN 18.2)	NCT05539430

Allogeneic Therapies

Phase	Indication	Target	Platform	NCT
PRECLINICAL	NHL†	(CD20)	CAR-αβ T	
PRECLINICAL	NHL†	(CD19 X CD20)	CAR-γδ T	
PHASE 1	MM†	(BCMA)	CAR-NK	NCT05498545
PHASE 1	MM†	(BCMA)	CAR-γδ T	NCT05376345

INDICATIONS

- **ALL:** acute lymphoblastic leukemia
- **HCC:** hepatocellular carcinoma
- **MM:** multiple myeloma
- **NDMM:** newly diagnosed multiple myeloma
- **NHL:** non-Hodgkin lymphoma
- **NSCLC:** non small cell lung cancer
- **RRMM:** relapsed or refractory multiple myeloma
- **SCLC:** small cell lung cancer

TARGETS

- **BCMA:** B-cell maturation antigen
- **DLL3:** delta-like ligand 3
- **GPC3:** glypican-3
- **GCC:** guanylyl cyclase C

The safety and efficacy of the agents and/or uses under investigation have not been established. There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list.

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson.
†Phase 1 investigator-initiated trial in China.
‡IND applications have been cleared by the U.S. FDA.
#Subject to an exclusive license agreement with Novartis Pharma AG.